UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 7)

SUNPOWER CORPORATION

(Name of Subject Company)

SUNPOWER CORPORATION

(Name of Person Filing Statement)

Class A Common Stock, $0.001 par value

Class B Common Stock, $0.001 par value

(Title of Class of Securities)

867652109

867652307

(CUSIP Number of Class of Securities)

Thomas H. Werner

Chief Executive Officer and President

77 Rio Robles

San Jose, California 95134

(408) 240-5500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Bruce R. Ledesma Executive Vice President, General Counsel and Corporate Secretary 77 Rio Robles San Jose, California 95134 (408) 240-5500	R. Todd Johnson Stephen E. Gillette Jones Day 1755 Embarcadero Road Palo Alto, California 94303 (650) 739-3939	Jonn R. Beeson Jones Day 3161 Michelson Drive, Suite 800 Irvine, California 92612 (949) 851-3939

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 7 (this “Amendment No. 7”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on May 3, 2011, (as the same may further be amended or supplemented from time to time, the “Schedule 14D-9”) by SunPower Corporation, a Delaware corporation (the “Company” or “SunPower”), relating to the tender offer disclosed in the Schedule TO, dated May 3, 2011 (the “Schedule TO”), filed by Total S.A., a société anonyme organized under the laws of the Republic of France (“Total”) and its indirect wholly owned subsidiary, Total Gas & Power USA, SAS, a société par actions simplifiée organized under the laws of the Republic of France (“Purchaser”), to purchase up to 34,144,400 Class A Shares and up to 25,220,000 Class B Shares (or such greater number of Class A Shares and Class B Shares as Purchaser may elect to purchase as expressly permitted by the Tender Offer Agreement) at a purchase price of $23.25 per share for each class, net to the seller thereof in cash (the “Offer Price”), without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 3, 2011 (as amended, supplemented or otherwise modified from time to time, the “Offer to Purchase”) and the related Letter of Transmittal (as amended, supplemented or otherwise modified from time to time, the “Letter of Transmittal”) (which collectively constitute the “Offer”). The Offer to Purchase and the related Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO, respectively. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

All information in the Schedule 14D-9 is incorporated into this Amendment No. 7 by reference, except that such information is hereby amended, supplemented and modified to the extent specifically provided herein.

This Amendment No. 7 is being filed to reflect certain updates as reflected below.

Item 4.	THE SOLICITATION OR RECOMMENDATION

Item 4 of Schedule 14D-9 is hereby amended, supplemented and modified by adding the following paragraph after the final paragraph of subsection (b) captioned “Background of the Offer”:

On June 14, 2011, SunPower amended and restated its bylaws as contemplated by Schedule B to the Affiliation Agreement.

On June 14, 2011, SunPower adopted Amendment No. 2 to Rights Agreement as contemplated by Schedule E1 to the Affiliation Agreement.

On June 15, 2011, Purchaser and Total issued a press release announcing the preliminary results of the Offer. The full text of the press release is filed as Exhibit (a)(18) to this Schedule 14D-9.

Item 8.	ADDITIONAL INFORMATION

The Offer expired at 12:00 midnight, New York City time, June 14, 2011. According to a preliminary count provided by Computershare, the Depositary for the Offer, a total of 30,220,701 shares (approximately 52.2 percent) of SunPower’s Class A common stock and 31,208,640 shares (approximately 74.2 percent) of SunPower’s Class B common stock were validly tendered and not validly withdrawn upon expiration of the offering period of the Offer. In addition, 16,964,440 shares (approximately 29.3 percent) of SunPower’s Class A common stock and 16,690,665 shares (approximately 39.7 percent) of SunPower’s Class B common stock were tendered pursuant to guaranteed delivery procedures, which permit shares to be delivered by the holder to the depositary by the expiration of the guaranteed delivery period on June 17, 2011.*

Shortly following the expiration of the Offer, Purchaser accepted for payment all 30,220,701 shares of Class A common stock that were validly tendered and not withdrawn and 25,220,000 shares of Class B common stock (60 percent of the number of shares of Class B common stock outstanding on June 13, 2011) at a purchase price of $23.25 per share for a total cost of approximately $1.3 billion. Purchaser has informed SunPower that if the actual number of shares of Class A common stock validly tendered and not withdrawn after the expiration of the guaranteed delivery period exceeds 34,144,400, then Purchaser intends to exercise its right to purchase additional shares at a price of $23.25 per share, up to a maximum of 60 percent of the shares of SunPower’s Class A common stock outstanding at the close of business on June 13, 2011.

Pursuant to the terms of the Offer, the tender is subject to proration, as more than 60% of the Class B common stock were tendered. The tender with respect to SunPower’s Class A common stock will be subject to proration only if the actual number of shares of Class A common stock validly tendered and not withdrawn after the expiration of the guaranteed delivery period exceeds 60 percent of SunPower’s Class A common stock at the close of business on June 13, 2011.

SunPower expects Purchaser to return all shares not accepted for payment to the stockholder that tendered such shares, or, in the case of tendered shares delivered by book entry transfer, credit such shares to the account at the book entry transfer facility from which the transfer had previously been made, promptly after the expiration of the Offer. The consideration paid by Purchaser was paid from funds advanced to Purchaser by Total. SunPower and Total issued a joint press release on June 15, 2011 describing the completion of the Offer. A copy of such press release is filed as Exhibit 99.1 hereto and is incorporated by reference.

Item 9.	EXHIBITS

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(18)	Press release, dated June 15, 2011 (incorporated herein by reference to Exhibit (a)(1)(J) to Amendment No. 4 to Schedule TO filed by Purchaser and Total on June 15, 2011).

*	Stockholders tendering through guaranteed delivery procedures may have also tendered the same shares through the regular tender procedures. This is the reason why preliminary results reflect more than 100 percent of Class B common stock having been tendered.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SUNPOWER CORPORATION

Date: June 15, 2011	By:	/s/ Dennis V. Arriola
	Name:	Dennis V. Arriola
	Title:	Executive Vice President and Chief Financial Officer

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